
January 20, 2022

Phil Lister
Chief Financial Officer
Huntsman CORP
10003 Woodloch Forest Dr.
The Woodlands, TX 77380

      Re: Huntsman Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Filed February 12, 2021
          File No. 333-85141
          Huntsman International LLC
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Filed February 12, 2021
          File No. 001-32427

Dear Mr. Lister:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences